

March 29, 2024

Mike Ballardie
Chief Executive Officer
Connexa Sports Technologies Inc.
2709 North Rolling Road, Suite 138
Windsor Mill, MD 21244

> **Re: Connexa Sports Technologies Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2023**
> **Filed March 25, 2024**
> **Response dated March 25, 2024**
> **File No. 001-41423**

Dear Mike Ballardie:

We have reviewed your March 25, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2023

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response and the amendment to your Form 10-K. Please have your independent registered public accounting firm revise the last sentence of the opinion paragraph to also refer to the financial position of the company as of April 30, 2022.

      Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing